Exhibit 99.1

LOTO INTERACTIVE LIMITED

乐透互娱有限公司

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

ZHONGHUI ANDA CPA LIMITED

中 匯 安 達 會 計 師 事 務 所 有 限 公 司

INDEPENDENT AUDITOR’S REPORT

TO THE DIRECTORS OF LOTO INTERACTIVE LIMITED
(Incorporated in the Cayman Islands with limited liability)

OPINION

We have audited the consolidated financial statements of Loto Interactive Limited (the “Company”) and its subsidiaries (collectively referred to as the “ Group ” ) set out on pages 5 to 54, which comprise the consolidated statement of financial position as at 31 December 2019 and 2020, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the each two years ended 31 December 2020, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2019 and 2020, and of its consolidated financial performance and its consolidated cash flows for each of the two years ended 31 December 2019 and 2020 in accordance with International Financial Reporting Standards ( “ IFRSs ” ) issued by the International Accounting Standards Board (the “ IASB ” ) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing ( “ISAs”) issued by the International Auditing and Assurance Standards Board ("IAASB"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics (“IESBA Code”), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current periods. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Property, plant and equipment

Refer to note 16 to the consolidated financial statements.

The Group tested the amount of property, plant and equipment for impairment. This impairment test is significant to our audit because the balances of property, plant and equipment of approximately HK$164,520,000 and HK$263,269,000 as at 31 December 2019 and 2020 is material to the consolidated financial statements. In addition, the Group's impairment test involves application of judgement and is based on assumptions and estimates.

INDEPENDENT AUDITOR’S REPORT

TO THE DIRECTORS OF LOTO INTERACTIVE LIMITED
(Incorporated in the Cayman Islands with limited liability)

Our audit procedures included, among others:

- Assessing the identification of the related cash generating units;

- Assessing the arithmetical accuracy of the value-in-use calculations;

- Comparing the actual cash flows with the cash flow projection;

- Assessing the reasonableness of the key assumptions (including revenue growth, profit margins, terminal growth rates and discount rates); and

- Checking input data to supporting evidence.

We consider that the Group's impairment test for property, plant and equipment is supported by the available evidence.

Goodwill

Refer to note 18 to the consolidated financial statements.

The Group is required to annually test the amount of goodwill for impairment. This annual impairment test is significant to our audit because the balances of goodwill of approximately HK$10,996,000 and HK$11,703,000 as at 31 December 2019 and 2020 is material to the consolidated financial statements. In addition, the Group’s impairment test involves application of judgement and is based on assumptions and estimates.

Our audit procedures included, among others:

- Assessing the identification of the related cash generating units;

- Assessing the arithmetical accuracy of the value-in-use calculations;

- Assessing the reasonableness of the key assumptions (including revenue growth, profit margins, terminal growth rates and discount rates); and

- Checking input data to supporting evidence.

We consider that the Group’s impairment test for goodwill is supported by the available evidence.

Loan receivables

Refer to note 24 to the consolidated financial statements.

The Group tested the amount of loan receivables for impairment. This impairment test is significant to our audit because the balances of loan receviables of approximately HK$60,881,000 and HK$30,000,000 as at 31 December 2019 and 2020 is material to the consolidated financial statements. In addition, the Group's impairment test involves application of judgement and is based on estimates.

Our audit procedures included, among others:

- Assessing the Group's relationship and transaction history with the borrower;

- Evaluating the Group's impairment assessment;

- Assessing ageing of the debts;

- Checking subsequent settlements from the borrowers; and

- Assessing the disclosure of the Group's exposure to credit risk in the consolidated financial statements.

We consider that the Group's impairment test for loan receivables is supported by the available evidence.

INDEPENDENT AUDITOR’S REPORT

TO THE DIRECTORS OF LOTO INTERACTIVE LIMITED
(Incorporated in the Cayman Islands with limited liability)

Trade receivables

Refer to note 25 to the consolidated financial statements.

The Group tested the amount of trade receivables for impairment. This impairment test is significant to our audit because the balances of trade receivables of approximately HK$19,949,000 as at 31 December 2019 is material to the consolidated financial statements. In addition, the Group’s impairment test involves application of judgement and is based on estimates.

Our audit procedures included, among others:

-	Assessing the Group’s procedures on granting credit limits and credit periods to customers;

-	Assessing the Group’s relationship and transaction history with the customers;

-	Evaluating the Group’s impairment assessment;

-	Assessing ageing of the debts;

-	Assessing creditworthiness of the customers;

-	Checking subsequent settlements from the customers; and

-	Assessing the disclosure of the Group’s exposure to credit risk in the consolidated financial statements.

We consider that the Group’s impairment test for trade receivables is supported by the available evidence.

RESPONSIBILITIES OF DIRECTORS FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the Directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

AUDITOR’S RESPONSIBILITY FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

INDEPENDENT AUDITOR’S REPORT

TO THE DIRECTORS OF LOTO INTERACTIVE LIMITED
(Incorporated in the Cayman Islands with limited liability)

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. the risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group ’ s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with Audit and Compliance Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide Audit and Compliance Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate treats of safeguards applied.

From the matters communicated with Audit and Compliance Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor ’ s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ ZHONGHUI ANDA CPA Limited

Certified Public Accountants

Wan Ho Yuen

Audit Engagement Director

Practising Certificate Number P04309

Hong Kong, 30 April 2021

LOTO INTERACTIVE LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

	Notes	2019	2020
		HK$'000	HK$'000
REVENUE	8	64,556	382,955
Cost of sales and service rendered		(51,237)	(342,213)
Gross profit		13,319	40,742
Interest income		8,045	444
Other income and gains	9	4,705	1,773
Selling expenses		(1,098)	(105)
Administrative expenses		(46,819)	(75,178)
Impairment of trade and other receivables		-	(1,905)
Other expenses		(2,344)	(4,568)
Share of losses of associates		(9,415)	(1,112)
Finance costs	10	(1,269)	(448)
LOSS BEFORE TAX		(34,876)	(40,357)
Income tax credit/(expense)	12	105	(2,898)
LOSS FOR THE YEAR	13	(34,771)	(43,255)
OTHER COMPREHENSIVE INCOME
Other comprehensive (loss)/income for the year, net of tax:
Items that will not be reclassified to profit or loss:
Fair value changes of equity investments at fair value through other comprehensive income		(12,696)	(83)
		(12,696)	(83)
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		1,572	16,727
		1,572	16,727
OTHER COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR, NET OF TAX		(11,124)	16,644
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(45,895)	(26,611)
(LOSS)/PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		(33,618)	(46,767)
Non-controlling interests		(1,153)	3,512
		(34,771)	(43,255)
TOTAL COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company		(44,678)	(31,261)
Non-controlling interests		(1,217)	4,650
		(45,895)	(26,611)
LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (HK cents)	15
— Basic and diluted		(10.66)	(14.16)

LOTO INTERACTIVE LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2019 AND 2020

	Notes	2019	2020
		HK$'000	HK$'000
NON-CURRENT ASSETS
Property, plant and equipment	16	164,520	263,269
Right-of-use assets	17	4,537	6,409
Goodwill	18	10,996	11,703
Intangible assets	19	5,655	-
Investments in associates	21	3,384	2,431
Investment in a joint venture	22	-	-
Equity investments at fair value through other comprehensive income	23	5,140	5,057
Loan receivables	24	-	30,000
		194,232	318,869
CURRENT ASSETS
Loan receivables	24	60,881	-
Trade receivables	25	19,949	8,400
Prepayments, deposits and other receivables	26	41,823	83,018
Cash and cash equivalents	27	95,030	44,252
		217,683	135,670
CURRENT LIABILITIES
Trade payables	28	24,300	4,611
Accruals and other payables	29	24,720	25,734
Lease liabilities	30	3,747	3,360
Amount due to holding company	31	1	-
Amount due to a related company	31	11,380	467
Tax payable		3,297	7,421
		67,445	41,593
NET CURRENT ASSETS		150,238	94,077
TOTAL ASSETS LESS CURRENT LIABILITIES		344,470	412,946
NON-CURRENT LIABILITIES
Lease liabilities	30	692	3,236
Deferred tax liabilities	32	1,031	-
		1,723	3,236
NET ASSETS		342,747	409,710
EQUITY
Equity attributable to owners of the Company
Share capital	33	31,586	37,902
Reserves	34	298,285	280,764
		329,871	318,666
Non-controlling interests		12,876	91,044
TOTAL EQUITY		342,747	409,710

The consolidated financial statements on pages 5 to 54 were approved and authorised for issue by the board of directors on 30 April 2021 and are signed on its behalf by:

Approved by:	/s/ Yan Hao	/s/ Zhang Jing
	Yan Hao	Zhang Jing
	Director	Director

LOTO INTERACTIVE LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

	Attributable to owners of the Company
						Equity
			Share-based			investment			Non-
	Issued	Share	payment	Other	Exchange	revaluation	Accumulated		controlling
	capital	premium#	reserve#	reserve*#	reserve#	reserve#	losses#	Total	interests	Total equity
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2019	31,459	327,928	12,598	(5,255)	2,056	126	(4,039)	364,873	6,279	371,152
Loss for the year	-	-	-	-	-	-	(33,618)	(33,618)	(1,153)	(34,771)
Other comprehensive income/(loss) for the year	-	-	-	-	1,636	(12,696)	-	(11,060)	(64)	(11,124)
Total comprehensive income/(loss) for the year	-	-	-	-	1,636	(12,696)	(33,618)	(44,678)	(1,217)	(45,895)

Issue of ordinary shares upon exercise of share options (Note 33(a))	127	1,266	-	-	-	-	-	1,393	-	1,393
Equity-settled share-based payment expense (Note 35)	-	-	8,283	-	-	-	-	8,283	-	8,283
Non-controlling interests arising from establishment of a new subsidiary	-	-	-	-	-	-	-	-	7,814	7,814

At 31 December 2019	31,586	329,194	20,881	(5,255)	3,692	(12,570)	(37,657)	329,871	12,876	342,747
At 1 January 2020	31,586	329,194	20,881	(5,255)	3,692	(12,570)	(37,657)	329,871	12,876	342,747
(Loss)/Profit for the year	-	-	-	-	-	-	(46,767)	(46,767)	3,512	(43,255)
Other comprehensive income/(loss) for the year	-	-	-	-	15,589	(83)	-	15,506	1,138	16,644
Total comprehensive income/(loss) for the year	-	-	-	-	15,589	(83)	(46,767)	(31,261)	4,650	(26,611)
Issue of shares on placement (Note 33(c))	6,316	9,712	-	-	-	-	-	16,028	-	16,028
Equity-settled share-based payment expense (Note 35)	-	-	4,028	-	-	-	-	4,028	-	4,028
Cancellation of share option scheme	-	-	(15,539)	-	-	-	15,539	-	-	-
Non-controlling interests arising from increase in paid-up capital	-	-	-	-	-	-	-	-	78,895	78,895
Loss on deregistration of subsidiaries	-	-	-	-	-	-	-	-	(5,377)	(5,377)

At 31 December 2020	37,902	338,906	9,370	(5,255)	19,281	(12,653)	(68,885)	318,666	91,044	409,710

* Other reserve represents the difference between the adjustment to non-controlling interests and the consideration paid arising in equity transactions.

# These reserve accounts comprise the consolidated reserves in the consolidated statement of financial position.

LOTO INTERACTIVE LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

	2019	2020
	HK$'000	HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax	(34,876)	(40,357)
Adjustments for:
Equity-settled share-based payment expense	8,283	4,028
Depreciation	14,357	41,680
Amortisation of intangible assets	1,063	5,667
Depreciation of right-of-use assets	4,838	5,257
Share of losses of associates	9,415	1,112
Impairment of trade receivables	-	837
Impairment of other receivables	-	1,068
Interest income	(8,045)	(444)
Finance costs	1,269	448
Loss on disposal of items of property, plant and equipment	19	-
Rental concession	-	(833)
Loss on deregistration of subsidiaries	-	(5,377)
Operating cash flows before working capital changes	(3,677)	13,086
Change in trade receivables	12,511	10,712
Change in prepayments, deposits and other receivables	(15,294)	(42,263)
Change in trade payables	(20,442)	(19,689)
Change in accruals and other payables	16,161	1,014
Cash used in operating activities	(10,741)	(37,140)
Income taxes paid	(203)	(33)
Lease interest paid	(323)	(295)
Net cash flows used in operating activities	(11,267)	(37,468)

CASH FLOWS FROM INVESTING ACTIVITIES
Withdrawal of structured notes	50,371	-
Purchase of property, plant and equipment	(176,131)	(125,461)
Proceeds from disposal of items of property, plant and equipment	948	-
Purchase of intangible assets	(2,125)	-
Purchase of equity investments at fair value through other comprehensive income	(7,710)	-
Acquisition of subsidiaries	(11,646)	-
Interest received	4,859	444
Repayment from loan receivables	44,503	60,881
Grant of loan receivables	(11,163)	(30,000)
Net cash flows used in investing activities	(108,094)	(94,136)

LOTO INTERACTIVE LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

	2019	2020
	HK$'000	HK$'000
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment to holding company	(38)	(1)
Advance from/(Repayment to) related parties	11,380	(10,913)
Repayment of lease liabilities	(3,418)	(4,130)
Proceeds from issue of shares	-	16,423
Share issue expenses paid	-	(395)
Contributions from non-controlling shareholders	7,814	78,895
Proceeds from exercise of share options	1,393	-
Interest paid	(946)	(153)

Net cash flows generated from financing activities	16,185	79,726
NET DECREASE IN CASH AND CASH EQUIVALENTS	(103,176)	(51,878)
Cash and cash equivalents at beginning of year	198,221	95,030
Net foreign exchange difference	(15)	1,100

Cash and cash equivalents at end of year	95,030	44,252
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	95,030	44,252

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

1.	GENERAL INFORMATION

Loto Interactive Limited (the "Company") is a public limited company incorporated in the Cayman Islands and its shares have been listed on the Growth Enterprise Market ("GEM") of the Stock Exchange of Hong Kong Limited (the "Stock Exchange") since 17 May 2002. The addresses of the registered office and principal place of business of the Company are disclosed in the corporate information section of the annual report.

The Company is an investment holding company. The principal activities of its subsidiaries are set out in note 20 to the consolidated financial statements.

In the opinion of the directors of the Company, as at 31 December 2019 and 2020, the substantial shareholder of the Company is BIT Mining Limited (formerly known as 500.com Limited) ("Holding Company"), which is incorporated in the Cayman Islands and listed on the New York Stock Exchange (stock code: WBAI).

2.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current period, the Group has adopted all the new and revised International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board (the “IASB”) that are relevant to its operations and effective for its accounting year beginning on 1 January 2019. IFRSs comprise International Financial Reporting Standards ("IFRS"); International Accounting Standards (“IAS” ); and Interpretations. The adoption of these new and revised IFRSs did not result in substantial changes to the Group’s accounting policies and amounts reported for the current year and prior years.

3.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with IFRSs issued by the IASB, and the applicable disclosures required by the Hong Kong Companies Ordinance.

These consolidated financial statements have been prepared under the historical cost convention, as modified by investments which are carried at their fair values.

The preparation of consolidated financial statements in conformity with IFRSs requires the use of certain key assumptions and estimates. It also requires the directors to exercise its judgments in the process of applying the accounting policies. The areas where assumptions and estimates are significant to these consolidated financial statements, are disclosed in note 4 to the consolidated financial statements.

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below.

(a) Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December. Subsidiaries are entities over which the Group has control. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Group has power over an entity when the Group has existing rights that give it the current ability to direct the relevant activities, i.e. activities that significantly affect the entity’s returns.

When assessing control, the Group considers its potential voting rights as well as potential voting rights held by other parties, to determine whether it has control. A potential voting right is considered only if the holder has the practical ability to exercise that right.

Subsidiaries are consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date the control ceases.

The gain or loss on the disposal of subsidiaries that results in a loss of control represents the difference between (i) the fair value of the consideration of the sale plus the fair value of any investment retained in that subsidiaries and (ii) the Company's share of the net assets of that subsidiaries plus any remaining goodwill relating to that subsidiaries and any related foreign currency translation reserve.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

Intragroup transactions, balances and unrealised profits are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests represent the equity in subsidiaries not attributable, directly or indirectly, to the Company. Non-controlling interests are presented in the consolidated statement of financial position and consolidated statement of changes in equity within equity. Non-controlling interests are presented in the consolidated statement of profit or loss and other comprehensive income as an allocation of profit or loss and total comprehensive income for the year between the non-controlling shareholders and owners of the Company.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling shareholders even if this results in the non-controlling interests having a deficit balance.

Changes in the Company's ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions (i.e. transactions with owners in their capacity as owners). The carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the Company.

(b) Business combination and goodwill

The acquisition method is used to account for the acquisition of a subsidiary in a business combination. The cost of acquisition is measured at the acquisition-date fair value of the assets given, equity instruments issued, liabilities incurred and contingent consideration. Acquisition-related costs are recognised as expenses in the periods in which the costs are incurred and the services are received. Identifiable assets and liabilities of the subsidiary in the acquisition are measured at their acquisition-date fair values.

The excess of the cost of acquisition over the Company’s share of the net fair value of the subsidiary’s identifiable assets and liabilities is recorded as goodwill. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition is recognised in consolidated profit or loss as a gain on bargain purchase which is attributed to the Company.

In a business combination achieved in stages, the previously held equity interest in the subsidiary is remeasured at its acquisition-date fair value and the resulting gain or loss is recognised in consolidated profit or loss. The fair value is added to the cost of acquisition to calculate the goodwill.

If the changes in the value of the previously held equity interest in the subsidiary were recognised in other comprehensive income (for example, equity investments at fair value through other comprehensive income), the amount that was recognised in other comprehensive income is recognised on the same basis as would be required if the previously held equity interest were disposed of.

Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is measured at cost less accumulated impairment losses. The method of measuring impairment losses of goodwill is the same as that of other assets as stated in the accounting policy (v) below. Impairment losses of goodwill are recognised in consolidated profit or loss and are not subsequently reversed. Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the acquisition for the purpose of impairment testing.

The non-controlling interests in the subsidiary are initially measured at the non-controlling shareholders’ proportionate share of the net fair value of the subsidiary’s identifiable assets and liabilities at the acquisition date.

(c) Associates

Associates are entities over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of an entity but is not control or joint control over those policies. The existence and effect of potential voting rights that are currently exercisable or convertible, including potential voting rights held by other entities, are considered when assessing whether the Group has significant influence. In assessing whether a potential voting right contributes to significant influence, the holder’s intention and financial ability to exercise or convert that right is not considered.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

Investment in an associate is accounted for in the consolidated financial statements by the equity method and is initially recognised at cost. Identifiable assets and liabilities of the associate in an acquisition are measured at their fair values at the acquisition date. The excess of the cost of acquisition over the Group’ s share of the net fair value of the associate’ s identifiable assets and liabilities is recorded as goodwill. The goodwill is included in the carrying amount of the investment and is tested for impairment together with the investment at the end of each reporting period when there is objective evidence that the investment is impaired. Any excess of the Group’ s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition is recognised in consolidated profit or loss.

The Group’s share of an associate’s post-acquisition profits or losses is recognised in consolidated profit or loss, and its share of the post-acquisition movements in reserves is recognised in the consolidated reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate. If the associate subsequently reports profits, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The gain or loss on the disposal of an associate that results in a loss of significant influence represents the difference between (i) the fair value of the consideration of the sale plus the fair value of any investment retained in that associate and (ii) the Group’s share of the net assets of that associate plus any remaining goodwill relating to that associate and any related accumulated foreign currency translation reserve. If an investment in an associate becomes an investment in a joint venture, the Group continues to apply the equity method and does not remeasure the retained interest.

Unrealised profits on transactions between the Group and its associates are eliminated to the extent of the Group’ s interests in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(d) Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Relevant activities are activities that significantly affect the returns of the arrangement. When assessing joint control, the Group considers its potential voting rights as well as potential voting rights held by other parties, to determine whether it has joint control. A potential voting right is considered only if the holder has the practical ability to exercise that right.

A joint arrangement is either a joint operation or a joint venture. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

In relation to its interest in a joint operation, the Group recognises in its consolidated financial statements, its assets, including its share of any assets held jointly; its liabilities, including its share of any liabilities incurred jointly; its revenue from the sale of its share of the output arising from the joint operation; its share of the revenue from the sale of the output by the joint operation; and its expenses, including its share of any expenses incurred jointly, in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

Investment in a joint venture is accounted for in the consolidated financial statements by the equity method and is initially recognised at cost. Identifiable assets and liabilities of the joint venture in an acquisition are measured at their fair values at the acquisition date. The excess of the cost of acquisition over the Group’s share of the net fair value of the joint venture’s identifiable assets and liabilities is recorded as goodwill. The goodwill is included in the carrying amount of the investment and is tested for impairment together with the investment at the end of each reporting period when there is objective evidence that the investment is impaired. Any excess of the Group’ s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition is recognised in consolidated profit or loss.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

The Group’s share of a joint venture’s post-acquisition profits or losses is recognised in consolidated profit or loss, and its share of the post-acquisition movements in reserves is recognised in the consolidated reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’ s share of losses in a joint venture equals or exceeds its interest in the joint venture, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the joint venture. If the joint venture subsequently reports profits, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The gain or loss on the disposal of a joint venture that results in a loss of joint control represents the difference between (i) the fair value of the consideration of the sale plus the fair value of any investment retained in that joint venture and (ii) the Group’s share of the net assets of that joint venture plus any remaining goodwill relating to that joint venture and any related accumulated foreign currency translation reserve. If an investment in a joint venture becomes an investment in an associate, the Group continues to apply the equity method and does not remeasure the retained interest.

Unrealised profits on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interests in the joint ventures. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

(e) Foreign currency translation

(i) Functional and presentation currency

The consolidated financial statements are presented in Hong Kong dollars, which is the Company’s presentation currency. The functional currency of the Company is Renminbi. The directors consider that choosing Hong Kong dollars as the presentation currency best suits the needs of the shareholders and investors.

(ii) Transactions and balances in each entity's financial statements

Transactions in foreign currencies are translated into the functional currency on initial recognition using the exchange rates prevailing on the transaction dates. Monetary assets and liabilities in foreign currencies are translated at the exchange rates at the end of each reporting period. Gains and losses resulting from this translation policy are recognised in profit or loss.

Non-monetary items that are measured at fair values in foreign currencies are translated using the exchange rates at the dates when the fair values are determined.

When a gain or loss on a non-monetary item is recognised in other comprehensive income, any exchange component of that gain or loss is recognised in other comprehensive income. When a gain or loss on a non-monetary item is recognised in profit or loss, any exchange component of that gain or loss is recognised in profit or loss.

(iii) Translation on consolidation

The results and financial position of all the Group entities that have a functional currency different from the Company ’ s presentation currency are translated into the Company’s presentation currency as follows:

-	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

-	Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the exchange rates on the transaction dates); and

-	All resulting exchange differences are recognised in the foreign currency translation reserve.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities and of borrowings are recognised in the foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognised in consolidated profit or loss as part of the gain or loss on disposal.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(f) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are recognised in profit or loss during the period in which they are incurred.

Depreciation of property, plant and equipment is calculated at rates sufficient to write off their cost less their residual values over the estimated useful lives on a straight-line basis. The principal annual rate are as follows:

Leasehold improvement	20%	- 75%
Machinery and equipment	20%	- 33.33%
Furniture, fixtures and equipment	20%	- 50%
Motor vehicles	10%	- 20%

The residual values, useful lives and depreciation method are reviewed and adjusted, if appropriate, at the end of each reporting period.

Construction in progress represents plant and machinery pending installation, and is stated at cost less impairment losses. Depreciation begins when the relevant assets are available for use.

The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in profit or loss.

(g) Leases

The Group as lessee

Leases are recognised as right-of-use assets and corresponding lease liabilities when the leased assets are available for use by the Group. Right-of-use assets are stated at cost less accumulated depreciation and impairment losses. Depreciation of right-of-use assets is calculated at rates to write off their cost over the shorter of the asset’s useful life and the lease term on a straight-line basis. The principal annual rates are as follows:

Land use rights	50%
Land and buildings	33.33% - 58.53%

Right-of-use assets are measured at cost comprising the amount of the initial measurement of the lease liabilities, lease payments prepaid, initial direct costs and the restoration costs. Lease liabilities include the net present value of the lease payments discounted using the interest rate implicit in the lease if that rate can be determined, or otherwise the Group’s incremental borrowing rate. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the lease liability.

Payments associated with short-term leases and leases of low-value assets are recognised as expenses in profit or loss on a straight-line basis over the lease terms. Short-term leases are leases with an initial lease term of 12 months or less. Low-value assets are assets of value below US$ 5,000.

(h) Recognition and derecognition of financial instruments

Financial assets and financial liabilities are recognised in the statement of financial position when the Group becomes a party to the contractual provisions of the instruments.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

Financial assets are derecognised when the contractual rights to receive cash flows from the assets expire; the Group transfers substantially all the risks and rewards of ownership of the assets; or the Group neither transfers nor retains substantially all the risks and rewards of ownership of the assets but has not retained control on the assets. On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid is recognised in profit or loss.

(i) Financial assets

Financial assets are recognised and derecognised on a trade date basis where the purchase or sale of an asset is under a contract whose terms require delivery of the asset within the timeframe established by the market concerned, and are initially recognised at fair value, plus directly attributable transaction costs except in the case of investments at fair value through profit or loss. Transaction costs directly attributable to the acquisition of investments at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets of the Group are classified under the following categories:

-	Financial assets at amortised cost; and

-	Equity investments at fair value through other comprehensive income;

(i)   Financial assets at amortised cost

Financial assets (including trade and other receivables) are classified under this category if they satisfy both of the following conditions:

-	the assets are held within a business model whose objective is to hold assets in order to collect contractual cash; and

-	the contractual terms of the assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

They are subsequently measured at amortised cost using the effective interest method less loss allowance for expected credit losses.

(ii)   Equity investments at fair value through other comprehensive income

On initial recognition, the Group can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that are not held for trading as at fair value through other comprehensive income.

Equity investments at fair value through other comprehensive income are subsequently measured at fair value with gains and losses arising from changes in fair values recognised in other comprehensive income and accumulated in the equity investment revaluation reserve. On derecognition of an investment, the cumulative gains or losses previously accumulated in the equity investment revaluation reserve are not reclassified to profit or loss.

Dividends on these investments are recognised in profit or loss, unless the dividends clearly represent a recovery of part of the cost of the investment.

(j) Loss allowances for expected credit losses

The Group recognises loss allowances for expected credit losses on financial assets at amortised cost. Expected credit losses are the weighted average of credit losses with the respective risks of a default occurring as the weights.

At the end of each reporting period, the Group measures the loss allowance for a financial instrument at an amount equal to the expected credit losses that result from all possible default events over the expected life of that financial instrument ("lifetime expected credit losses") for trade receivables, or if the credit risk on that financial instrument has increased significantly since initial recognition.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

If, at the end of the reporting period, the credit risk on a financial instrument (other than trade receivables) has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to the portion of lifetime expected credit losses that represents the expected credit losses that result from default events on that financial instrument that are possible within 12 months after the reporting period.

The amount of expected credit losses or reversal to adjust the loss allowance at the end of the reporting period to the required amount is recognised in profit or loss as an impairment gain or loss.

(k) Cash and cash equivalents

For the purpose of the statement of cash flows, cash and cash equivalents represent cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term highly liquid investments which are readily convertible into known amounts of cash and subject to an insignificant risk of change in value. Bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents.

(l) Financial liabilities and equity instruments

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument under IFRSs. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The accounting policies adopted for specific financial liabilities and equity instruments are set out below.

(m) Trade and other payables

Trade and other payables are stated initially at their fair value and subsequently measured at amortised cost using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

(n) Equity instruments

Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

(o) Revenue from contracts with customers

Revenue is measured based on the consideration specified in a contract with a customer with reference to the customary business practices and excludes amounts collected on behalf of third parties. For a contract where the period between the payment by the customer and the transfer of the promised product or service exceeds one year, the consideration is adjusted for the effect of a significant financing component.

The Group recognises revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Depending on the terms of a contract and the laws that apply to that contract, a performance obligation can be satisfied over time or at a point in time. A performance obligation is satisfied over time if:

-	the customer simultaneously receives and consumes the benefits provided by the Group’s performance;

-	the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

-	the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If a performance obligation is satisfied over time, revenue is recognised by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognised at a point in time when the customer obtains control of the product or service.

(p) Other revenue

Interest income is recognised using the effective interest method.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

(q) Employee benefits

(i)	Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the end of the reporting period.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii)	Pension obligations

The Group contributes to defined contribution retirement schemes which are available to all employees. Contributions to the schemes by the Group and employees are calculated as a percentage of employees’ basic salaries. The retirement benefit scheme cost charged to profit or loss represents contributions payable by the Group to the funds.

(iii)	Termination benefits

Termination benefits are recognised at the earlier of the dates when the Group can no longer withdraw the offer of those benefits and when the Group recognises restructuring costs and involves the payment of termination benefits.

(r)  Share-based payments

The Group issues equity-settled share-based payments to certain directors, employees and consultants.

Equity-settled share-based payments to directors and employees are measured at the fair value (excluding the effect of non market-based vesting conditions) of the equity instruments at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’ s estimate of shares that will eventually vest and adjusted for the effect of non market-based vesting conditions.

Equity-settled share-based payments to consultants are measured at the fair value of the services rendered or if the fair value of the services rendered cannot be reliably measured, at the fair value of the equity instruments granted. The fair value is measured at the date the Group receives the services and is recognised as an expense.

(s) Taxation

Income tax represents the sum of the current tax and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit recognised in profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences, unused tax losses or unused tax credits can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised, based on tax rates that have been enacted or substantively enacted by the end of the reporting period. Deferred tax is recognised in profit or loss, except when it relates to items recognised in other comprehensive income or directly in equity, in which case the deferred tax is also recognised in other comprehensive income or directly in equity.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(t) Segment reporting

Operating segments and the amounts of each segment item reported in the financial statements are identified from the financial information provided regularly to the Group’s most senior executive management for the purpose of allocating resources and assessing the performance of the Group’s various lines of business.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of productions processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

(u) Related parties

A related party is a person or entity that is related to the Group.

(a)	A person or a close member of that person’s family is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Company or of a parent of the Company.

(b)	An entity is related to the Group (reporting entity) if any of the following conditions applies:

(i)	The entity and the Company are members of the same group (which means that each parent, subsidiaries and fellow subsidiaries is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group. If the Group is itself such a plan, the sponsoring employers are also related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Company or to a parent of the Company.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

(v) Impairment of assets

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets except goodwill, investments and receivables to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of any impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(w) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group has a present legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow is remote.

(x) Events after the reporting period

Events after the reporting period that provide additional information about the Group’s position at the end of the reporting period or those that indicate the going concern assumption is not appropriate are adjusting events and are reflected in the financial statements. Events after the reporting period that are not adjusting events are disclosed in the notes to the financial statements when material.

4.	KEY ESTIMATES

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

(a)	Impairment of property, plant and equipment

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets exceeds its recoverable amount. The recoverable amount is determined with reference to the present value of estimated future cash flows. Where the future cash flows are less than expected or there are unfavourable events and change in facts and circumstance which result in revision of future estimate cash flows, a material impairment loss may arise.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

(b)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating unit to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. The carrying amounts of goodwill at 31 December 2019 and 2020 were approximately HK$10,996,000 and HK$11,703,000 respectively.

(c)	Impairment of loan receivables

The Group makes impairment loss for loan receivables based on assessments of the recoverability of the loan receivables, including the current creditworthiness and the past collection history of each borrower. Impairments arise where events or changes in circumstances indicate that the balances may not be collectible. The identification of impairment loss requires the use of judgement and estimates. Where the actual result is different from the original estimate, such difference will impact the carrying value of the loan receivables and impairment loss expenses in the year in which such estimate has been changed.

(d)	Property, plant and equipment and depreciation

The Group determines the estimated useful lives, residual values and related depreciation charges for the Group’s property, plant and equipment. This estimate is based on the historical experience of the actual useful lives and residual values of property, plant and equipment of similar nature and functions. The Group will revise the depreciation charge where useful lives and residual values are different to those previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

5.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: foreign currency risk, credit risk, liquidity risk, interest rate risk and price risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

(a)	Foreign currency risk

The Group has minimal exposure to foreign currency risk as most of its business transactions, assets and liabilities are principally denominated in the functional currencies of the Group entities. The Group currently does not have a foreign currency hedging policy in respect of foreign currency transactions, assets and liabilities. The Group will monitor its foreign currency exposure closely and will consider hedging significant foreign currency exposure should the need arise.

(b)	Credit risk

At 31 December 2019 and 2020, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to the perform an obligation by the counterparties arise from the carrying amounts of the respective recognised financial assets as stated in the consolidated statement of financial position.

In order to minimise credit risk, the directors have delegated a team to be responsible for the determination of credit limits, credit approvals and other monitoring procedures. In addition, the directors review the recoverable amount of each individual trade debt regularly to ensure that adequate impairment losses are recognised for irrecoverable debts. In this regard, the directors consider that the Group’s credit risk is significantly reduced.

The Group has concentration of credit risk as 89.5% and 91.3% respectively of the Group's trade receivables are due from the Group's three customers and one customer which operate in the PRC as at 31 Decemeber 2019 and 2020. The principal activities of the Group are mainly provision of big data centre services and use of storage places. In repect of these customers, given their good repayment history, the directors of the Company consider that the credit risk associated with the balances of the customers is low.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

The Group also has concentration of credit risk as 82% of the Group's loan receivables is a loan granted to an independent third party which is secured by a personal guarantee and a collateral of 95% of the entire equity interests in another company as at 31 December 2019, and has concentration of credit risk as 100% of the Group's loan receivables is a loan granted to an independent third party which is secured by a personal guarantee and a collateral of a property in PRC as at 31 December 2020. In view of the counterparties never fail to make contractual payments, the directors of the Company consider that the credit risk associated with the balance of loan receivable is low.

The Group considers whether there has been a significant increase in credit risk of financial assets on an ongoing basis throughout each reporting period by comparing the risk of a default occurring as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding-looking information. Especially the following information is used:

-	internal credit rating;

-	actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the borrower’s ability to meet its obligations;

-	significant changes in the value of the collateral or in the quality of guarantees or credit enhancements; and

-	significant changes in the expected performance and behaviour of the borrower, including changes in the payment status of borrowers.

A significant increase in credit risk is presumed if a debtor is more than 30 days past due in making a contractual payment. A default on a financial asset is when the counterparty fails to make contractual payments within 60 days of when they fall due.

Financial assets are written off when there is no reasonable expectation of recovery, such as a debtor failing to engage in a repayment plan with the Group. The Group normally categorises a loan or receivable for write off when a debtor fails to make contractual payments greater than 360 days past due. Where loans or receivables have been written off, the Group, if practicable and economical, continues to engage in enforcement activity to attempt to recover the receivable due.

The Group uses two categories for non-trade loan receivable which reflect their credit risk and how the loan loss provision is determined for each of the categories. In calculating the expected credit loss rates, the Group considers historical loss rates for each category and adjusts for forward looking data.

Category	Definition	Loss provision
Performing	Low risk of default and strong capacity to pay	12 month expected losses
Non-performing	Significant increase in credit risk	Lifetime expected losses

All of these loans are considered to have low risk and under the ‘Performing’ category because they have a low risk of default and have strong ability to meet their obligations.

(c)  Liquidity risk

The Group’s policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient reserves of cash to meet its liquidity requirements in the short and longer term.

The maturity analysis, based on undiscounted cash flows, of the Group’s financial liabilities is as follows:

	Less than 1
At 31 December 2019	year	Total
	HK$'000	HK$'000
Trade payables	24,300	24,300
Accruals and other payables	24,720	24,720
Amount due to holding company	1	1
Amount due to a fellow subsidiary	11,380	11,380

	60,401	60,401

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

	Less than 1
At 31 December 2020	year	Total
	HK$'000	HK$'000
Trade payables	4,611	4,611
Accruals and other payables	25,734	25,734
Amount due to a related company	467	467

	30,812	30,812

(d)	Interest rate risk

The management of the Group considered that the overall interest rate risk is not significant as the fluctuation of the interest rates on bank balance is considered minimal. Accordingly, no sensitivity analysis is prepared and presented.

(e)	Price risk

The Group ’ s equity investments at fair value through other comprehensive income are measured at fair value at the end of each reporting period. Therefore, the Group is exposed to equity security price risk. The directors manage this exposure by maintaining a portfolio of investments with difference risk profiles.

At 31 December 2019 and 2020, if the share prices of the investments increase/decrease by 10%, the equity investment revaluation reserve would have been approximately HK$514,000 and HK$506,000 higher/lower, arising as a result of the fair value gain/loss of the investments.

(f)	Categories of financial instruments at 31 December 2019 and 2020

	2019	2020
	HK$'000	HK$'000
Financial assets:
Equity investments at fair value through other comprehensive income	5,140	5,057
Financial assets at amortised cost:
Loan receivables	60,881	30,000
Trade receivables	19,949	8,400
Financial assets included in prepayments, deposits and other receivables	30,656	34,114
Cash and cash equivalents	95,030	44,252

Total	211,656	121,823
Financial liabilities:
Financial liabilities at amortised cost:
Trade payables	24,300	4,611
Financial liabilities included in accruals and other payables	24,720	25,734
Amount due to the holding company	1	-
Amount due to a related company	11,380	467

Total	60,401	30,812

(g)	Fair value

Except as disclosed in note 23 to the consolidated financial statements, the carrying amounts of the Group ’ s financial assets and financial liabilities as reflected in the consolidated statement of financial position approximate their respective fair values.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

6.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following disclosures of fair value measurements use a fair value hierarchy that categorises into three levels the inputs to valuation techniques used to measure fair value:

Level 1 inputs: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.

Level 2 inputs: inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs: unobservable inputs for the asset or liability.

The Group’s policy is to recognise transfers into and transfers out of any of the three levels as of the date of the event or change in circumstances that caused the transfer.

(a)	Disclosures of level in fair value hierarchy at 31 December 2019 and 2020:

	Fair value measurements using:	2019
	Level 1	Total
	HK$'000	HK$'000
Description
Recurring fair value measurements:
Equity investments at fair value through other comprehensive income Listed securities in United States of America ("US")	5,140	5,140

Total recurring fair value measurements	5,140	5,140

	Fair value measurements using:	2020
	Level 1	Total
	HK$'000	HK$'000
Description
Recurring fair value measurements:
Equity investments at fair value through other comprehensive income Listed securities in US	5,057	5,057

Total recurring fair value measurements	5,057	5,057

The total gains/losses recognised in other comprehensive income are presented in fair value changes of equity investments at fair value through other comprehensive income in the statement of profit or loss and other comprehensive income.

7.	OPERATING SEGMENT INFORMATION

(a) Reportable segments

The chief operating decision-maker has been identified as the board of directors. The board of directors reviews the Group ’ s internal reporting in order to assess performance and allocate resources. The Group determines its operating segments based on the reports reviewed by the chief operating decision-maker that are used to make strategic decisions.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

The Group has four and three reportable segments respectively for the year ended 31 December 2019 and 2020. The segments are managed separately as each business segment offers different products and requires different business strategies. The following summary describes the operations in each of the Group’s reportable segments:

-	Provision of big data centre services ("Big Data Centre Services")

-	Distribution of mobile gaming ("Online Game Business")

-	Money lending business ("Money Lending Business")

-	Trading of lottery terminals and parts and provision of services and solutions for the distribution of lottery products ("Lottery Business")#

#In the opinion of the directors, Lottery Business was no longer a reportable segment of the Group in 2020 since both the performance and the resources allocated were minimal to the Group.

The accounting policies of the operating segments are the same as those described in note 3 to the consolidated financial statements. Segment profits or losses do not include dividend income, and gains or losses from investments and derivative instruments. Segment assets do not include amounts due from related parties, investments and derivative instruments. Segment liabilities do not include convertible loans and derivative instruments. Segment non-current assets do not include financial instruments, deferred tax assets, post-employment benefit assets and rights arising under insurance contracts.

(i) Information about reportable segment profit or loss, assets and liabilities:

	Big Data		Money
	Centre	Online Game	Lending	Lottery
Year ended 31 December 2019	Services	Business	Business	Business	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Revenue from external customers	62,425	2,020	-	111	64,556
Segment profit/(loss)	6,637	(1,571)	(45)	(2,593)	2,428
Depreciation	11,641	59	-	4	11,704
Additions to segment non-current assets	175,383	-	-	188	175,571
As at 31 December 2019
Segment assets	286,668	673	1,460	4,216	293,017
Segment liabilities	(56,206)	(933)	-	(936)	(58,075)

	Big Data		Money
	Centre	Online Game	Lending
Year ended 31 December 2020	Services	Business	Business	Total
	HK$'000	HK$'000	HK$'000	HK$'000
Revenue from external customers	379,658	1,017	2,250	382,925
Segment loss	(4,766)	(982)	(203)	(5,951)
Depreciation	39,087	49	-	39,136
Additions to segment non-current assets	121,661	-	-	121,661
As at 31 December 2020
Segment assets	350,053	756	32,258	383,067
Segment liabilities	(29,310)	(2,085)	-	(31,395)

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

(ii) Reconciliations of reportable segment revenue, profit or loss, assets and liabilities:

	2019	2020
	HK$'000	HK$'000
Revenue
Total revenue of reportable segments	64,556	382,925
Other revenue	-	30
Consolidated revenue	64,556	382,955
Profit or loss
Total profit/(loss) of reportable segment	2,428	(5,951)
Other income/(loss)	2,087	(2,866)
Unallocated amounts:
Share of losses of associates	(9,415)	(1,112)
Equity-settled share-based payment expense	(8,283)	(4,028)
Salaries and other benefits	(11,139)	(14,046)
Depreciation	(2,653)	(2,544)
Depreciation charge of right-of-use assets	(4,599)	(4,641)
Legal and consultation fee	(2,302)	(2,264)
Impairment of trade receivables	-	(837)
Impairment of other receivables	-	(1,068)
Donation	(1,000)	(1,000)
Consolidated loss before tax for the year	(34,876)	(40,357)
Assets
Total assets of reportable segments	293,017	383,067
Other assets	8,102	17,597
Unallocated amounts:
Property, plant and equipment	3,579	4,837
Right-of-use assets	3,258	5,497
Investments in associates	3,384	2,431
Equity investments at fair value through other comprehensive income	5,140	5,057
Cash and cash equivalents	44,977	19,866
Prepayments	740	16,187
Loan receivables	49,718	-
Consolidated total assets	411,915	454,539
Liabilities
Total liabilities of reportable segments	(58,075)	(31,395)
Other liabilities	(2,136)	(2,078)
Unallocated amounts:
Amount due to a shareholder of a joint venture	(2,334)	(2,334)
Tax payable	(3,278)	(3,278)
Lease liabilities	(3,345)	(5,744)
Consolidated total liabilities	(69,168)	(44,829)

(b) Geographical information

The Group's operations are carried out in the PRC and revenue from external customers based on the location of goods and services delivered is derived from the PRC.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

The following is an analysis of the non-current assets, analysed by the geographical area in which the assets are located:

	2019	2020
	HK$'000	HK$'000
Non-current assets, excluding financial assets
The PRC except Hong Kong	182,255	273,479
Hong Kong	6,812	10,318
British Virgin Island ("BVI")	25	15
	189,092	283,812

(c) Information about major customers

Revenue from major customers, each of whom amounted to 10% or more of the total revenue, is set out below:

	2019	2020
	HK$'000	HK$'000
Customer A	N/A#	73,407
Customer B	N/A#	63,167
Customer C	21,250	56,243
Customer D	N/A#	42,455
Customer E	11,624	N/A*
Customer F	7,889	N/A*
	40,763	235,272

All the revenue are generated from Big Data Centre Services segment.

#Revenue from customer A, B and D were less than 10% of the Group's revenue for the year ended 31 December 2019.

*Revenue from customer E and F were less than 10% of the Group's revenue for the year ended 31 December 2020.

8.     REVENUE

	2019	2020
	HK$'000	HK$'000
Provision of services and solutions for the distribution of lottery products	111	30
Distribution of mobile gaming	2,020	1,017
Provision of big data centre services	62,425	379,658
Revenue from contracts with customers
	64,556	380,705
Interest income	-	2,250
Total revenue	64,556	382,955

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

Disaggregation of revenue from contracts with customers:

	Big Data
	Centre	Online Game	Lottery	2019
Segments	Services	Business	Business	Total
	HK$'000	HK$'000	HK$'000	HK$'000
Geographical markets
The PRC	62,425	2,020	111	64,556
Major products/service
Provision of big data centre services	62,425	-	-	62,425
Distribution of mobile gaming	-	2,020	-	2,020
Provision of services and solutions for the distribution of lottery products	-	-	111	111
	62,425	2,020	111	64,556
Timing of revenue recognition
At a point in time	-	2,020	111	2,131
Over time	62,425	-	-	62,425
	62,425	2,020	111	64,556

	Big Data
	Centre	Online Game	Lottery	2020
Segments	Services	Business	Business	Total
	HK$'000	HK$'000	HK$'000	HK$'000
Geographical markets
The PRC	379,658	1,017	30	380,705
Major products/service
Provision of big data centre services	379,658	-	-	379,658
Distribution of mobile gaming	-	1,017	-	1,017
Provision of services and solutions for the distribution of lottery products	-	-	30	30
	379,658	1,017	30	380,705
Timing of revenue recognition
At a point in time	-	1,017	30	1,047
Over time	379,658	-	-	379,658
	379,658	1,017	30	380,705

Big Data Centre Services

The Group operates big data centres (the "Big Data Centres") in People's Republic of China, providing data analysis, storage services and ancillary administrative and consulting services.

Revenue generated from the Big Data Centres consists of services fees and/or rental income charged on the users for provision of big data centre services and use of storage places.

Services income is rendered and there is no unfulfilled obligation that could affect the customer’s acceptance of the service.

Online Game Business

The Group is in cooperation with various reputable companies in the online game industry to distribute online mobile games.

Revenue is recognised when the control of the goods is transferred to customers.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

Lottery Business

The Group sells lottery terminals and parts to the customers. Sales are recognised when control of the products has transferred, being when the products are delivered to a customer, there is no unfulfilled obligation that could affect the customer ’s acceptance of the products and the customer has obtained legal titles to the products.

Sales to customers are normally made with credit terms of 60 days. For new customers, deposits or cash on delivery may be required. Deposits received are recognised as a contract liability.

A receivable is recognised when the products are delivered to the customers as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

9. OTHER INCOME AND GAINS

	2019	2020
	HK$'000	HK$'000
Gain on bargain purchase	1,074	-
Waiver of consideration payables	2,233	-
Net exchange gains	1,098	-
Rental concession	-	833
Wage subsidies from employment support scheme	-	756
Others	300	184
	4,705	1,773

10. FINANCE COSTS

	2019	2020
	HK$'000	HK$'000
Lease interests	323	295
Interests on other borrowings	682	-
Interests on amount due to a related company	264	153
	1,269	448

11.	DIRECTORS', CHIEF EXECUTIVE'S AND FIVE HIGHEST PAID INDIVIDUAL EMOLUMENTS

(a) DIRECTORS' AND CHIEF EXECUTIVE'S EMOLUMENTS

Directors’ and chief executive’s remuneration for the year, disclosed pursuant to section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	2019	2020
	HK$'000	HK$'000
Fees	1,750	1,750
Other emoluments
Salaries, allowances and benefits in kind	2,650	2,708
Bonus	282	21
Pension scheme contributions	31	34
Equity-settled share-based payment expense	4,501	2,519
	9,214	7,032

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

The emoluments of each director and the chief executive, on a named basis, are set out below:

	For the year ended 31 December 2019
		Salaries,			Equity-settled
		allowances		Pension	share-based
		and benefits		scheme	payment	Total
	Fees	in kind	Bonus#	contributions	expense	emoluments
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Independent non-executive directors:
Dr. Lu Haitian	250	-	-	-	107	357
Mr. Yan Hao	250	-	-	-	107	357
Mr. Lin Sen	250	-	-	-	107	357
	750	-	-	-	321	1,071
Executive directors:
Ms. Huang Lilan[2]	250	250	82	13	536	1,131
	250	250	82	13	536	1,131
Non-executive directors:
Mr. Pan Zhengming[3]	250	-	-	-	322	572
Mr. Yuan Qiang	250	-	-	-	1,661	1,911
	500	-	-	-	1,983	2,483
Chief executive:
Mr. Wang Bingzhong[5]	250	2,400	200	18	1,661	4,529
	250	2,400	200	18	1,661	4,529
	1,750	2,650	282	31	4,501	9,214

	For the year ended 31 December 2020
		Salaries,			Equity-settled
		allowances		Pension	share-based
		and benefits		scheme	payment	Total
	Fees	in kind	Bonus#	contributions	expense	emoluments
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Independent non-executive directors:
Dr. Lu Haitian	250	-	-	-	47	297
Mr. Lin Sen	250	-	-	-	47	297
Mr. Huang Jian[1]	-	-	-	-	16	16
	500	-	-	-	110	610
Executive directors:
Ms. Huang Lilan[2]	250	250	21	13	234	768
	250	250	21	13	234	768
Non-executive directors:
Mr. Pan Zhengming[3]	-	-	-	-	94	94
Mr. Yuan Qiang	250	-	-	-	724	974
Ms. Zhang Jing[4]	250	-	-	-	354	604
	500	-	-	-	1,172	1,672
Chief executive:
Mr. Wang Bingzhong[5]	250	1,958	-	15	724	2,947
Mr. Yan Hao[6]	250	500	-	6	279	1,035
	500	2,458	-	21	1,003	3,982
	1,750	2,708	21	34	2,519	7,032

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

There were no other emoluments payable to the independent non-executive directors during these two years.

#The bonus is approved by the Remuneration Committee, having regard to the individual’s contribution to the Group.

Notes:

1.	Appointed on 7 August 2020.

2.	Included in remuneration packages under the position of chief financial officer of the Company for the year ended 31 December 2020.

3.	Resigned on 2 January 2020.

4.	Appointed on 2 January 2020.

5.	Resigned on 31 October 2020.

6.	Resigned as independent non-executive director on 7 August 2020, appointed as executive director and chief executive officer on 1 September 2020.

12.	INCOME TAX

No provision for Hong Kong profits tax has been made as the Hong Kong subsidiaries did not generate any assessable profits arising in Hong Kong during these two years.

Pursuant to the PRC Corporate Income Tax Law effective on 1 January 2008, the PRC subsidiaries are subject to corporate income tax ("CIT") at a statutory rate of 25% on their respective taxable income for the year ended 31 December 2019 and 2020. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates.

	2019	2020
	HK$'000	HK$'000
Current - Mainland China
Charge for the year	19	3,937
Deferred tax (note 32)	(124)	(1,039)

Total tax (credit)/expense for the year	(105)	2,898

The reconciliation between the income tax (credit)/expense and the product of profit before tax multiplied by the statutory rates for the countries (or jurisdictions) is as follows:

	2019	2020
	HK$'000	HK$'000
Loss before tax	(34,876)	(40,357)
Tax at the weighted average tax rate of 16.5% to 25%	(6,118)	(6,586)
One-off tax deduction	(75)	-
Loss attributable to a joint venture and associates	2,354	278
Tax effect of income that is not taxable	(2,325)	(875)
Tax effect of expenses that are not deductible	1,627	2,241
Tax effect of tax losses not recognised	4,432	7,840

Income tax (credit)/expense	(105)	2,898

At 31 December 2019 and 2020, the Group had unused tax losses of HK$267,546,000 and HK$312,258,000 available to offset against future taxable profits. No deferred tax asset has been recognised in respect of unused tax losses due to the unpredictability of future profit streams.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

As at 31 December 2019 and 2020, included in unrecognised tax losses are losses of HK$53,494,000 and HK$42,586,000 respectively that are allowed to be carried forward and utilised against the taxable income of subsequent years. The loss carryforward period cannot exceed 5 years and expires between 2020 and 2025. Other losses of HK$214,052,000 and HK$269,672,000 respectively as at 31 December 2019 and 2020 may be carried forward indefinitely.

At 31 December 2019 and 2020, no deferred tax has been recognised for withholding taxes that would be payable on the unremitted earnings that are subject to withholding taxes of the Group’s subsidiary established in Mainland China. In the opinion of the directors, it is not probable that these subsidiaries will distribute such earnings in the foreseeable future.

13.	LOSS FOR THE YEAR

The Group’s loss for the year is arrived at after charging/(crediting):

	Notes	2019	2020
		HK$'000	HK$'000
Auditors’ remuneration		650	720
Cost of sales and service rendered		51,237	342,213
Staff costs (including directors’ remuneration):
Salaries and other benefits		14,363	27,271
Bonus		904	1,851
Pension scheme contributions		742	522
Equity-settled share option expense		8,283	4,028

		24,292	33,672
Depreciation (included in cost of sales and service rendered)		11,427	38,513
Depreciation		2,930	3,167
Depreciation charge of right-of-use assets	17	4,838	5,257
Loss on disposal of items of property, plant and equipment		19	-
Net exchange (gains)/losses		(1,098)	1,339
Impairment of investments in associates		-	1,047
Impairment of trade receivables	25	-	837
Impairment of other receivables	26	-	1,068

14.	DIVIDEND

The Directors do not recommend the payment of any dividend for each of the years ended 31 December 2019 and 2020.

15.	LOSS PER SHARE

The calculation of the basic earnings per share amount is based on the loss for the year attributable to ordinary equity holders of the Company and the weighted average number of ordinary shares of approximately 315,513,000 and HK$330,357,000 respectively in issue during the year ended 31 December 2019 and 2020.

No adjustment has been made to the basic loss per share amounts presented for the year ended 31 December 2019 and 2020 in respect of a dilution as the impact of the share options outstanding had an anti-dilutive effect on the basic loss per share amounts presented.

The calculation of the basic and diluted earnings per share is based on the following:

	2019	2020
	HK$'000	HK$'000
Loss
Loss for the purpose of calculating basic and diluted earnings per share	(33,618)	(46,767)

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

	2019	2020
	'000	'000
Number of shares
Weighted average number of ordinary shares in issue during the year for the purposes of the basic and diluted loss per share	315,513	330,357

16.	PROPERTY, PLANT AND EQUIPMENT

			Machinery	Furniture,
	Construction	Leasehold	and	fixtures and	Motor
	in progress	improvements	equipment	equipment	vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
As at 31 December 2019
COST:
At 1 January 2019	-	5,850	4,514	318	1,984	12,666
Additions	72,105	791	101,795	193	1,247	176,131
Acquisition of subsidiaries	-	-	-	17	93	110
Disposal	-	-	(390)	(47)	(784)	(1,221)
Exchange realignment	(1,269)	(13)	(1,795)	(3)	(10)	(3,090)

At 31 December 2019	70,836	6,628	104,124	478	2,530	184,596

ACCUMULATED DEPRECIATION:
At 1 January 2019	-	1,709	4,176	141	154	6,180
Provided during the year	-	2,439	11,649	60	209	14,357
Disposal	-	-	(99)	(37)	(118)	(254)
Exchange realignment	-	(1)	(206)	-	-	(207)

At 31 December 2019	-	4,147	15,520	164	245	20,076

CARRYING AMOUNT:
At 31 December 2019	70,836	2,481	88,604	314	2,285	164,520

			Machinery	Furniture,
	Construction	Leasehold	and	fixtures and	Motor
	in progress	improvements	equipment	equipment	vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
As at 31 December 2020
COST:
At 1 January 2020	70,836	6,628	104,124	478	2,530	184,596
Additions	117,270	4,332	3,567	187	105	125,461
Transfer	(188,387)	6,192	182,195	-	-	-
Exchange realignment	580	427	16,813	29	49	17,898

At 31 December 2020	299	17,579	306,699	694	2,684	327,955

ACCUMULATED DEPRECIATION:
At 1 January 2020	-	4,147	15,520	164	245	20,076
Provided during the year	-	3,310	37,949	182	239	41,680
Exchange realignment	-	63	2,856	8	3	2,930

At 31 December 2020	-	7,520	56,325	354	487	64,686

CARRYING AMOUNT:
At 31 December 2020	299	10,059	250,374	340	2,197	263,269

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

17.	LEASES AND RIGHT-OF-USE ASSETS

Disclosures of lease-related items:

	2019	2020
	HK$'000	HK$'000
At 31 December:
Right-of-use assets
- Land use rights	235	112
- Land and buildings	4,302	6,297
	4,537	6,409
Lease commitments of short-term leases	112	14

The maturity analysis, based on undiscounted cash flows, of the Group’s lease liabilities is as follows:

- Less than 1 year	3,854	3,610
- Between 1 and 2 years	477	2,916
- Between 2 and 5 years	238	400
	4,569	6,926

	2019	2020
	HK$'000	HK$'000
Year ended 31 December:
Depreciation charge of right-of-use assets
- Land use rights	26	132
- Land and buildings	4,812	5,125
	4,838	5,257
Lease interests	323	295
Expenses related to short-term leases	1,143	32
Expenses related to leases of low-value assets that are not short-term leases	18	-
Total cash outflow for leases	4,902	4,457
Additions to right-of-use assets	9,371	7,081

The Group leases various land use rights and land and buildings. Lease agreements are typically made for fixed periods of 2 to 3 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants and the leased assets may not be used as security for borrowing purposes.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

18.	GOODWILL

HK$'000
Cost
At 1 January 2019	-
Arising on acquisition of a subsidiary	10,948
Exchange realignment	48

At 31 December 2019 and 1 January 2020	10,996
Exchange realignment	707

At 31 December 2020	11,703
Carrying amount
At 31 December 2019	10,996
At 31 December 2020	11,703

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (“CGUs”) that are expected to benefit from that business combination. The carrying amount of goodwill had been allocated as follows:

	2019	2020
	HK$'000	HK$'000
Provision of big data service:
Sichuan Lecaiyuntian Internet Technology Co., Ltd * ("Sichuan Lecaiyuntian")	10,996	11,703

* The company registered as limited liability company under PRC law and the English name is for identification only.

The recoverable amounts of the CGUs are determined on the basis of their fair value less costs of disposal using discounted cash flow method. The key assumptions for the discounted cash flow method are those regarding the discount rates, growth rates and budgeted gross margin and revenue during the period. The Group estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on long-term average economic growth rate of the geographical area in which the businesses of the CGUs operate. Budgeted gross margin and revenue are based on past practices and expectations on market development.

As at 31 December 2019 and 2020, the Group prepares cash flow forecasts derived from the most recent financial budgets approved by the directors for the next five years with the residual period using the growth rate of 0% and 0% respectively. These rates do not exceed the average long-term growth rate for the relevant markets.

As at 31 December 2019 and 2020, the rate used to discount the forecast cash flows from the Group’s provision of big data service is 21.6% and 21.1% respectively.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

19.   INTANGIBLE ASSETS

		Data analysis
		system
	Lease benefit	(purchased)	Total
	HK$'000	HK$'000	HK$'000
COST:
At 1 January 2019	-	-	-
Additions	-	2,125	2,125
Acquisition of subsidiaries	4,598	-	4,598
Exchange realignment	14	(37)	(23)

At 31 December 2019 and 1 January 2020	4,612	2,088	6,700

Exchange realignment	6	134	140

At 31 December 2020	4,618	2,222	6,840

ACCUMULATED AMORTISATION:
At 1 January 2019	-	-	-
Amortisation for the year	496	567	1,063
Exchange realignment	(9)	(9)	(18)

At 31 December 2019 and 1 January 2020	487	558	1,045

Amortisation for the year	4,125	1,542	5,667
Exchange realignment	6	122	128

At 31 December 2020	4,618	2,222	6,840

CARRYING AMOUNT:
At 31 December 2019	4,125	1,530	5,655
At 31 December 2020	-	-	-

The Group’s data analysis system is acquired for supporting the Big data service business.

The lease benefit was arisen from acquisition of subsidiaries.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

20.	SUBSIDIARIES

Particulars of the subsidiaries at the end of the reporting period are as follows:

			Percentage of equity
	Place of	Registered share	interests attributable to
	incorporation/	capital/	the Company		Principal
Company name	registration	issued ordinary	2019	2020	activities
Directly held:
Brighten Express Limited	Hong Kong	HK$1	100%	100%	Investment holding

Rising Move International Limited	BVI	US$100	100%	100%	Investment holding

Interactive Lab Limited	BVI	US$100	100%	100%	Exploring cutting-edge technologies and applications
Indirectly held:

Precious Success Holdings Limited	BVI	US$200	51%	51%	Investment holding

PAL Development Limited	Hong Kong	HK$250,000,000	51%	51%	Investment holding

Global Score Asia Limited	BVI	US$20,000	100%	100%	Investment holding

Trade Express Services Inc.	BVI	US$20,000	100%	100%	Investment holding

Rise Accord Holdings Limited	BVI	US$100	100%	100%	Investment holding

China Excellent Net Technology Investment Limited	Hong Kong	HK$3,194,581	95%	95%	Provision of services for distribution of mobile lottery products

PAL (Beijing) Information Technology Limited*%	PRC	Nil	51%	0%	Provision of management services for distribution of lottery products

Beijing Hua Ying Feng Cai Technology Limited*%	PRC	Nil	51%	0%	Provision of management services for distribution of lottery products

Beijing Huancai Information Technology Limited*% ("Beijing Huancai")	PRC	Nil	52.5%	0%	Provision of services for distribution of mobile lottery products

Hong Kong Interactive Lab Limited	Hong Kong	HK$1	100%	100%	Exploring cutting-edge technologies and applications

Virtual Asset Ratings Limited	BVI	US$50,000	51%	51%	Exploring cutting-edge technologies and applications

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

Loto Interactive Information Technology (Shenzhen) Limited*^("Loto Shenzhen")	PRC	RMB200,000,000/ RMB147,996,271	100%	100%	Investment holding

Shenzhen Lewanwuxian Information Technology Co., Ltd.*# ("Shenzhen Lewanwuxian")	PRC	RMB10,000,000/ RMB5,100,000	51%	51%	Operating online games

Beijing Lewanwuxian Information Technology Co., Ltd.*	PRC	RMB10,000,000/ RMB Nil	51%	51%	Distribution of online games

Zhejiang Keyinghuancai Information Technology Co., Ltd.*	PRC	RMB10,000,000/ RMB Nil	100%	100%	Developing online games

Chengdu Keying Interactive Information Technology Limited*	PRC	RMB10,000,000/ RMB Nil	100%	100%	Providing data analysis, storage services and ancillary administrative and consulting services

Chengdu Yilaike Technology Co., Ltd.* ("Chengdu Yilaike")	PRC	RMB10,000,000/ RMB50,000	100%	100%	Providing data analysis, storage services and ancillary administrative and consulting services

Ganzi Changhe Hydropower Consumption Service Co., Ltd* ("Ganzi Changhe Hydropower")	PRC	RMB180,000,000/ RMB150,000,000	91.6%	51%	Providing data analysis, storage services and ancillary administrative and consulting services

Sichuan Lecaiyuntian @	PRC	RMB60,000,000/ RMB Nil	100%	100%	Providing data analysis, storage services and ancillary administrative and consulting services

Interactive Medical Lab Limited	BVI	US$100	100%	100%	Investment holding

Interactive Medical Lab	Delaware	US$100	100%	100%	Investment holding

Might Winner Limited	Hong Kong	HK $1	100%	100%	Investment holding

H.K CB. Cute Technology Co.,	Hong Kong	HK $10,000	100%	100%	Investment holding

Shenzhen Quanjing Financial Leasing Co., Ltd *	PRC	RMB 20,000,000/ RMB Nil	100%	100%	Investment holding

 * The companies registered as limited liability companies under PRC law and the English name is for identification only.

^ Loto Shenzhen was established in the PRC with limited liability on 14 December 2017. The registered capital of Loto Shenzhen is RMB200,000,000 of RMB147,996,271 has been paid by the Group as at 31 December 2019 and 2020.

#Shenzhen Lewanwuxian was established in the PRC with limited liability on 14 December 2017. The registered capital of Shenzhen Lewanwuxian is RMB10,000,000 of RMB5,100,000 has been paid by the Group as at 31 December 2019 and 2020.

@Sichuan Lecaiyuntian was established in the PRC with limited liability on 21 February 2019. The registered capital of Sichuan Lecaiyuntian is RMB60,000,000 of Nil has been paid by the Group as at 31 December 2019 and 2020.

%These companies were deregistered in the current year.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

The following table shows information of subsidiaries that have non-controlling interests ("NCI") material to the Group. The summarised financial information represents amounts before inter-company eliminations.

Name	Beijing Huancai	Ganzi Changhe Hydropower
	2019	2019	2020
Principal place of business/country of incorporation	PRC	PRC	PRC
% of ownership interests/voting rights held by NCI	47.5%	8.4%	49%
	HK$'000	HK$'000	HK$'000

At 31 December:
Non-current assets	-	88	180,654
Current assets	6,966	94,618	27,845
Current liabilities	(3,639)	(2,713)	(22,128)

Net assets	3,327	91,993	186,371
Accumulated NCI	1,580	7,727	91,322

Year ended 31 December:
Revenue	-	-	164,208
Total expenses	(876)	(1,244)	(155,292)
(Loss)/Profit for the year	(2,080)	(1,244)	8,916
Total comprehensive (loss)/income	(2,080)	(1,244)	8,916
(Loss)/Profit allocated to NCI	(988)	(104)	3,678
Net cash generated from/(used in) operating activities	5,421	(87,572)	22,886
Net cash generated from/(used in) investing activities	113	(88)	(117,602)
Net cash generated from financing activities	-	93,215	89,157
Effect of foreign exchange rate changes, net	(245)	22	(310)
Net increase/(decrease) in cash and cash equivalents	5,289	5,577	(5,869)

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

21.	INVESTMENTS IN ASSOCIATES

	2019	2020
	HK$'000	HK$'000
Unlisted investments
Share of net assets	4,111	4,308
Goodwill	6,990	1,282
	11,101	5,590
Impairment losses	(7,717)	(3,159)
	3,384	2,431

Particulars of the associates at the end of the reporting period are as follows:

	Place of incorporation/	Percentage of equity interests attributable to the Company
Company name	registration	2019	2020	Principal activities
ChariLot Company Limited ("ChariLot")	Hong Kong	40%	40%	Investment holding and provision of services for the distribution of lottery products

Guangzhou Sentai Information Technology Co., Ltd.* ("Guangzhou Sentai")	PRC	20%	20%	Self-media

* The companies registered as limited liability companies under PRC law and the English name is for identification only.

Guangzhou Sentai is a company mainly engaged in operating a self-media called 世 链 财 经 (www.shilian.com) providing updated blockchain information.

The following table shows information of associates that are material to the Group. These associates are accounted for in the consolidated financial statements using the equity method. The summarised financial information presented is based on the IFRS financial statements of the associates.

Name	Guangzhou Sentai
	2019	2020
Principal place of business/country of incorporation	PRC/PRC	PRC/PRC

Principal activities	Self-media

% ownership interests/voting rights held by the Group	20%/20%

At 31 December:	HK$'000	HK$'000
Non-current assets	20,308	21,616
Current assets	5,891	6,392
Current liabilities	(5,644)	(6,470)

Net assets	20,555	21,538
Group's share of net assets	4,111	4,308
Goodwill	1,203	1,282
Impairment losses	(1,930)	(3,159)

Group's share of carrying amount of interest	3,384	2,431

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

Year ended 31 December:
Revenue	1,912	1,797
Loss from continuing operations	(741)	(341)
Total comprehensive loss	(741)	(341)

The Group has discontinued the recognition of its share of losses of the associate ChariLot because of the share of losses of the associate exceeded the Group's interest in the associate and the Group has no obligation to take up further losses. The amounts of the Group's unrecognised share of losses of the associate for the year and cumulatively, are as follows:

	2019	2020
	HK$'000	HK$'000
Unrecognised share of losses of an associate for the year	-	-
Accumulated unrecognised share of losses of an associate	(290)	(290)

22.   INVESTMENT IN A JOINT VENTURE

Particulars of the Group’s joint venture is as follows:

	Place of		Proportion of ownership		Proportion of voting rights
	incorporation	Class of	interest held by the Group		held by the Group		Principal
Company name	and operation	shares held	2019	2020	2019	2020	activities
PALTECH Company Limited	Hong Kong	Ordinary	60%	60%	60%	60%	Inactive

The following table illustrates the aggregate financial information of the Group’s joint venture that is not individually material:

	2019	2020
	HK$'000	HK$'000
Cumulative unrecognised share of total comprehensive loss of joint venture	(210)	(210)

23. EQUITY INVESTMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	2019	2020
	HK$'000	HK$'000
Equity security, at fair value
Listed outside Hong Kong – company A	5,140	5,057
Analysed as:
Non-current assets	5,140	5,057

The above investments are intended to be held for the medium to long-term. Designation of these investments as equity investments at fair value through other comprehensive income can avoid the volatility of the fair value changes of these investments to the profit or loss.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

24. LOAN RECEIVABLES

(a) Brighten Topper Limited

On 3 April 2020, the Company granted a loan (the "Loan A") to an independent third party, Brighten Topper Limited ("Brighten Topper"), in the principal amount of HK$30,000,000 at the interest rate of 10% per annum for a term of two years. The interest for the first twelve months (being HK$3,000,000) shall be paid by Brighten Topper on or before 2 April 2021. The Loan A was guaranteed by Ms. Li Xue ("Ms. Li"), a director and sole beneficial owner of Brighten Topper and was secured by a property in PRC held by Ms. Li and any rights and interests derived thereof.

In the opinion of the directors, as at 31 December 2020, the fair value of the collateral approximated to RMB40,085,000 (equivalent to approximately HK$47,627,000). The Group seeks to maintain strict monitoring over the loan receivable and the financial performance of Brighten Topper. Overdue balances will be regularly reviewed by senior management.

(b) Yourich Inc Limited

On 18 October 2017, the Company granted a loan (the "Loan B") to an independent third party, Yourich Inc Limited (the "Yourich Inc"), in the principal amount of HK$99,000,000 at the interest rate of 6% per annum for a term of two years. The interest for the first twelve months (being HK$5,940,000) shall be paid by Yourich Inc on the drawdown date and made out of and deducted from the proceeds of the principal of the Loan B. The Loan B was guaranteed by Ms. Liu He ("Ms. Liu"), a director and sole beneficial owner of Yourich Inc and was secured by 95% of the entire equity interests in Artix Investment Co., Ltd. (the "Target") held by Ms. Liu and any rights and interests derived thereof.

The principal amount of the Loan B together with all accrued and unpaid interests shall be repayable in full upon expiry of two years after the drawdown date. Yourich Inc may prepay the principal amount of the Loan B in full at any time before the maturity date together with corresponding interest accrued. However, if the principal amount of the Loan B is prepaid before the expiry of the first twelve months after the drawdown date, the interest paid for the first twelve months shall not be returned to the Yourich Inc.

As at 31 December 2019, the loan receivable of approximately HK49,718,000 was still outstanding.

During the year ended 31 December 2020, the loan receivable was fully repaid.

(c) Shenzhen Chipchain Technologies Co., Ltd.

As at 19 June 2019, the Group entered into a convertible note arrangement (the "Convertible Note Agreement") with Shenzhen Chipchain Technologies Co., Ltd. (the "Convertible Note Issuer"), pursuant to which the Group agreed to grant to the Convertible Note Issuer a convertible note (the "Convertible Note") in the principal amount of RMB10,000,000 (equivalent to approximately HK$11,163,000) at an interest rate of 8% per annum for a term of six (6) months, during which the Group is entitled to convert the Convertible Note into 3.33% of the equity interest in the Convertible Note Issuer (the "Conversion").

As at maturity date, the Group did not exercise the right of Conversion and the Convertible Note was subsequently classified under loan receivable. As at 31 December 2019, the loan receivable of the Convertible Note Issuer was at the amount of approximately HK$11,163,000.

During the year ended 31 December 2020, the loan receivable in relation to the Convertible Note was fully repaid.

25.  TRADE RECEIVABLES

	2019	2020
	HK$'000	HK$'000
Trade receivables	19,949	9,237
Less: impairment of trade receivables	-	(837)
	19,949	8,400

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

An aging analysis of the trade receivables as at the end of the reporting period, based on the invoice date and net of provisions, is as follows:

	2019	2020
	HK$'000	HK$'000
Within 30 days	18,994	7,250
31 days to 90 days	117	1,124
91 days to 180 days	-	4
181 days to 365 days	1	17
Over 1 year	837	5

	19,949	8,400

Reconciliation of loss allowance for trade receivables:

	2019	2020
	HK$'000	HK$'000
At 1 January	-	-
Increase in loss allowance for the year	-	837
At 31 December	-	837

The Group’s trading terms with its customers are usually on credit, in some instances where payment in advance is required. The credit period is generally two months for two major customers. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables and has a credit control department to minimise credit risk. Overdue balances are reviewed regularly by senior management. The Group does not hold any collateral or other credit enhancements over its trade receivable balances.

The Group applies the simplified approach under IFRS 9 to provide for expected credit losses using the lifetime expected loss provision for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected credit losses also incorporate forward looking information.

		Less than 1
		month past	1-3 months	3-6 months	6-12 months	Over 1 year
	Current	due	past due	past due	past due	past due	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 31 December 2019
Weighted average
expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Receivable amount	18,906	88	117	-	1	837	19,949
Loss allowance	-	-	-	-	-	-	-
At 31 December 2020
Weighted average
expected loss rate	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%
Receivable amount	8,287	87	4	17	5	837	9,237
Loss allowance	-	-	-	-	-	837	837

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

26. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	Notes	2019	2020
		HK$'000	HK$'000
Other receivables		3,139	2,436
Other receivable from a shareholder of a subsidiary	(i)	-	15,549
Other tax assets		9,741	24,264
Interest receivables		3,186	-
Deposits for the construction in progress		11,163	-
Utility deposits		12,782	16,254
Other deposits		386	943
Prepayments	(ii)	1,426	24,640

		41,823	84,086
Impairment of other receivables		-	(1,068)

		41,823	83,018

Notes:

(i)	As of the report date, the balance was fully settled.
(ii)	As of the report date, the amount of approximately HK$15,502,000 was refunded due to the cancellation of the purchase order as at 31 December 2020.

The movement in the impairment of other receivables are as follows:

	2019	2020
	HK$'000	HK$'000
At 1 January	-	-
Impairment losses recognised	-	1,068
At 31 December	-	1,068

27. CASH AND CASH EQUIVALENTS

	2019	2020
	HK$'000	HK$'000
Cash and cash equivalents	95,030	44,252
Cash and cash equivalents denominated in:
USD	31,392	19,688
RMB (Note)	45,532	19,983
HK$	18,106	4,581

	95,030	44,252

Note: Conversion of RMB into foreign currencies is subject to the PRC’s Foreign Exchange Control Regulations.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

28.	TRADE PAYABLES

The aging analysis of trade payables, based on the date of receipt of goods, is as follows:

	2019	2020
	HK$'000	HK$'000
Within 30 days	23,793	1,057
31 to 90 days	122	2,702
91 to 180 days	385	194
181 to 365 days	-	63
Over 1 year	-	595

	24,300	4,611

The average credit period on purchases of goods is 60 days.

29.	ACCRUALS AND OTHER PAYABLES

	2019	2020
	HK$'000	HK$'000
Other payables	3,423	3,697
Construction cost payables	-	5,025
Amount due to a shareholder of a joint venture	2,334	2,334
Deposit received from customers	17,996	12,091
Accruals	967	2,587

	24,720	25,734

30.	LEASE LIABILITIES

	Lease payments		Present value of lease payments
	2019	2020	2019	2020
	HK$'000	HK$'000	HK$'000	HK$'000
Within one year	3,854	3,610	3,747	3,360
In the second to fifth years, inclusive	715	3,316	692	3,236

	4,569	6,926
Less: Future finance charges	(130)	(330)

Present value of lease liabilities	4,439	6,596	4,439	6,596
Less: Amount due for settlement within 12 months (shown under current liabilities)			(3,747)	(3,360)
Amount due for settlement after 12 months			692	3,236

At 31 December 2019 and 2020, the average effective borrowing rate was 5.4% and 5.3% respectively. Interest rates are fixed at the contract dates and thus expose the Group to fair value interest rate risk.

31.	AMOUNT DUE TO HOLDING COMPANY/A RELATED COMPANY The advances are unsecured, interest-free and repayable on demand.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

32.	DEFERRED TAX LIABILITIES

The movements in deferred tax liabilities are as follows:

	Fair value
	adjustments
	arising from
	acquisition of
	subsidiaries	Total
	HK$'000	HK$'000
At 1 January 2019	-	-
Acquisition of subsidiaries	1,150	1,150
Credited to profit or loss	(124)	(124)
Exchange realignment	5	5

At 31 December 2019 and 1 January 2020	1,031	1,031
Credited to profit or loss	(1,039)	(1,039)
Exchange realignment	8	8
At 31 December 2020	-	-

33.	SHARE CAPITAL

	2019	2020
	HK$'000	HK$'000
Authorised
550,000,000 ordinary shares of HK$0.1 each	55,000	55,000
	2019	2020
	HK$'000	HK$'000
Issued and fully paid:
315,859,983 and 379,023,983 ordinary shares respectively of HK$0.1 each	31,586	37,902
A summary of movements in the Company’s share capital is as follows:

	Number of	Share Capital
	shares in issue	HK$'000
At 1 January 2019	3,145,935,836	31,459
Share options exercised (Note (a))	12,664,000	127
At 31 December 2019 and 1 January 2020
	3,158,599,836	31,586
Share consolidation (Note (b))	(2,842,739,853)	-
Placing of new shares (Note (c))	63,164,000	6,316
At 31 December 2020	379,023,983	37,902

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

Note:

(a)	In 2019, the subscription rights attaching to 12,664,000 share options were exercised at the subscription price of HK$0.11 per share, resulting in the issue of 12,664,000 new shares of HK$0.01 each, for a total cash consideration, before expenses, of approximately HK$1,393,000.

Details of the Company’s share option scheme and the share options issued under the scheme are included in note 35 to the financial statements.

(b)	A share consolidation has taken place on 28 May 2020. that every ten issued and unissued existing shares of HK$0.01 each in the share capital of the Company has been consolidated into one consolidated share of HK$0.1 each in the share capital of the Company.

(c)	A placing has taken place on 9 October 2020. A total of 63,164,000 placing shares have been placed at the placing price of HK$0.26 per placing share. The gross proceeds and net proceeds from the placing amounted to approximately HK$16,423,000 and HK$16,028,000, respectively.

34.	RESERVES

(a)	Group

The amounts of the Group’s reserves and movements therein are presented in the consolidated statement of profit or loss and other comprehensive income and consolidated statement of changes in equity.

(b)	Company

			Equity
		Share-based	investment
	Share	payment	revaluation	Accumulated
	premium	reserve	reserve	losses	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2019	327,928	12,598	-	(4,797)	335,729
Loss for the year	-	-	-	(31,547)	(31,547)
Issue of ordinary shares upon exercise of
share options	1,266	-	-	-	1,266
Equity-settled share-based payment expense	-	8,283	-	-	8,283
Fair value changes of equity investments at
fair value through other comprehensive income	-	-	(2,570)	-	(2,570)

At 31 December 2019 and 1 January 2020	329,194	20,881	(2,570)	(36,344)	311,161
Loss for the year	-	-	-	(30,512)	(30,512)
Issue of ordinary shares upon exercise of
share options	9,712	-	-	-	9,712
Equity-settled share-based payment expense	-	4,028	-	-	4,028
Cancellation of share option	-	(15,539)	-	15,539	-
Fair value changes of equity investments at
fair value through other comprehensive income	-	-	(83)	-	(83)
At 31 December 2020	338,906	9,370	(2,653)	(51,317)	294,306

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

(c)	Nature and purpose of reserves

(i)	Share premium account

Under the Companies Law of the Cayman Islands, the funds in the share premium account of the Company are distributable to the shareholders of the Company provided that immediately following the date on which the dividend is proposed to be distributed, the Company will be in a position to pay off its debts as they fall due in the ordinary course of business.

(ii) Share-based payment reserve

The share-based payment reserve represents the fair value of the actual or estimated number of unexercised share options granted to employees and consultants of the Group recognised in accordance with the accounting policy adopted for equity-settled share-based payments in note 3 to the consolidated financial statements.

(iii)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the consolidated financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 3 to the consolidated financial statements.

35.	SHARE-BASED PAYMENTS

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations and to encourage the participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole.

The share option scheme which was adopted by the shareholders of the Company on 20 April 2002 expired on 20 April 2012 (the "Old Share Option Scheme"). Following the expiry of the Old Share Option Scheme, the shareholders of the Company adopted a new share option scheme on 18 May 2012 (the "2012 Share Option Scheme"). Under the 2012 Share Option Scheme, the directors of the Company may, at their discretion, grant to any participants share options to subscribe for the Company’s shares, subject to the terms and conditions stipulated therein. Notwithstanding the expiry of the Old Share Option Scheme, the share options which had been granted during the life of the Old Share Option Scheme shall continue to be valid and exercisable in accordance with their terms of issue.

On 17 August 2017, the board of directors resolved that (i) the cancellation of an aggregate of 3,408,599 share options granted but not exercised under the Old Share Option Scheme; and (ii) the cancellation of an aggregate of 113,042,871 share options granted but not exercised under the 2012 Share Option Scheme, subject to the written consent of the option holders to cancel their respective share options ("Resolution").

The following is a summary of the principal terms of the 2012 Share Option Scheme:

(a)	Purpose of the schemes

The purpose of the 2012 Share Option Scheme is to provide incentives and rewards to eligible participants for their contribution to the Group and to attract, retain and motivate high-caliber eligible participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole.

(b)	Participants of the schemes

The participants of the 2012 Share Option Scheme shall be (1) any full time or part time employees of the Group (including any executive or non-executive directors of the Company or any of its subsidiaries) and (2) any suppliers, consultants, agents and advisers.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

(c)	Total number of shares available for issue under the schemes

The total number of shares which may be issued upon exercise of all share options to be granted under the 2012 Share Option Scheme and any other schemes of the Company must not in aggregate exceed 10% of the shares in issue on the respective dates of approval of each of the schemes. The 10% limit may be refreshed with the approval by ordinary resolution of the Company’s shareholders.

The maximum number of shares which may be issued upon exercise of all outstanding share options granted and yet to be exercised under the 2012 Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares in issue from time to time.

(d)	Maximum entitlement of each participant under the schemes

The total number of shares issued and to be issued upon exercise of the share options granted or to be granted to each participant (including exercised, cancelled and outstanding options) in any twelve-month period must not exceed 1% of the shares in issue unless the same is approved by the Company’s shareholders in general meeting.

In addition, for any grant of share options to a substantial shareholder and/or an independent non-executive director of the Company or any of their respective associates, and where the total number of the shares issued and to be issued upon exercise of all options granted or to be granted to such person in any twelve-month period exceed 0.1% of the shares in issue and with an aggregate value in excess of HK$5 million, then the proposed grant is also subject to the approval of the Company’s shareholders in general meetings.

(e)	The period within which the shares must be taken up under an option

The period during which an option may be exercised is determined by the board of directors at its absolute discretion, save that such period shall not be longer than 10 years from the date of grant.

(f)	The minimum period for which an option must be held before it can be exercised

As determined by the board of directors upon the grant of an option.

(g)	The amount payable on acceptance of an option and the period within which payments shall be made

Under the 2012 Share Option Scheme, the acceptance of an offer of the grant of the share options must be made within 28 days from the date of grant and HK$1.00 is payable on acceptance of the grant of options.

(h)	The basis of determining the exercise price

The exercise price is determined by the board of directors which shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange’s daily quotations sheet on the date when an option is offered; (ii) a price being the average of the closing prices of the shares as stated in the Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date on which an option is offered; and (iii) the nominal value of the share.

(i)	The remaining life of the scheme

The 2012 Share Option Scheme shall be valid and effective for a period of ten years from the date of adoption until 17 May 2022.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

The 2012 Share Option Scheme

Movements of the share options under the 2012 Share Option Scheme during the year ended 31 December 2019 and 2020 are set out below:

					Outstanding at		Share							Share price at
Category of	Outstanding at	Granted during	Reclassified	Exercise during	31.12.2019 &	Reclassified on	consolidation on	Cancelled during	Granted during	Reclassified on	Lapsed during	Outstanding at	Date of grant of	date of grant of	Exercise price of
participants	1.1.2019	the year	during the year	the year	1.1.2020	2.1.2020[5]	28.5.2020	the year[6]	the year	1.9.2020[7]	on 23.11.2020[8]	31.12.2020	share options	share options[9]	share options[9]
														HK$	HK$
Director[1]	84,000,000	-	-	-	84,000,000	(5,000,000)	(71,100,000)	(7,900,000)	-	-	-	-	05.01.2018	1.87	2.00
Director[2]	-	84,000,000	-	-	84,000,000	(1,332,000)	(74,401,200)	-	-	-	-	8,266,800	01.04.2019	1.10	1.10
Director[3]	-	-	-	-	-	-	-	-	10,900,000	3,100,000	-	14,000,000	10.08.2020	0.26	0.26

Sub-total:	84,000,000	84,000,000	-	-	168,000,000	(6,332,000)	(145,501,200)	(7,900,000)	10,900,000	3,100,000	-	22,266,800
Employees[1]	1,800,000	-	300,000	-	2,100,000	-	(1,890,000)	(210,000)	-	-	-	-	05.01.2018	1.87	2.00
Employees[2]	-	800,000	300,000	-	1,100,000	-	(990,000)	-	-	-	-	110,000	01.04.2019	1.10	1.10
Employees[3]	-	-	-	-	-	-	-	-	900,000	-	-	900,000	10.08.2020	0.26	0.26

Sub-total:	1,800,000	800,000	600,000	-	3,200,000	-	(2,880,000)	(210,000)	900,000	-	-	1,010,000
Others[1]	67,600,000	-	(300,000)	-	67,300,000	5,000,000	(65,070,000)	(6,830,000)	-	-	-	400,000	05.01.2018	1.87	2.00
Others[2]	-	70,300,000	(300,000)	(12,664,000)	57,336,000	1,332,000	(52,801,200)	-	-	-	(600,000)	5,266,800	01.04.2019	1.10	1.10
Others[3]	-	-	-	-	-	-	-	-	13,660,000	(3,100,000)	(600,000)	9,960,000	10.08.2020	0.26	0.26

Sub-total:	67,600,000	70,300,000	(600,000)	(12,664,000)	124,636,000	6,332,000	(117,871,200)	(6,830,000)	13,660,000	(3,100,000)	(1,200,000)	15,626,800
Total:	153,400,000	155,100,000	-	(12,664,000)	295,836,000	-	(266,252,400)	(14,940,000)	25,460,000	-	(1,200,000)	38,903,600
Weighted average
exercise price
(HK$)	0.20	0.11		0.11	0.16			2.00	0.26		0.68	0.57
Share options
exercisable	51,108,000				141,228,000							17,344,800

1	The share options granted on 5 January 2018 are divided into 3 tranches exercisable from 5 January 2018, 5 January 2019 and 5 January 2020 respectively to 4 January 2028.

2	The share options granted on 1 April 2019 are divided into 3 tranches exercisable from 1 April 2019, 1 April 2020 and 1 April 2021 respectively to 31 March 2029.

3	The share options granted on 10 August 2020 are divided into 3 tranches exercisable from 10 August 2020, 10 August 2021 and 10 August 2022 respectively to 9 August 2030.

4	The category “Others” represents consultants of the Group. Consultants are individuals who rendered consultancy services in respect of the business development to the Group without receiving any compensation.

The Group granted share options to them for recognising their services similar to those rendered by employees of the Group.

5	To better reflect Mr. Pan Zhengming’s resignation as non-executive director on 2 January 2020, and Ms. Zhang Jing's appointment as non-executive director on 2 January 2020, the type of participant has been reclassified from directors to others, and from others to directors respectively.

6	14,940,000 share options granted to the options holders were cancelled in accordance with the terms of the share option scheme adopted by the Group on 18 May 2012.

7	To better reflect Mr. Yan Hao's appointment as independent non-executive director and chief executive officer on 1 September 2020, the type of participant has been reclassified from others to directors.

8	Mr. Pan Zhengming’s appointment as consultant has been terminated on 23 November 2020. 1,200,000 outstanding share options granted to him were lapsed on the same date.

9	The share price at date of grant of share options and the exercise price of share options have ebeen adjusted to reflect the Share Consolidation.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

The fair values of share options granted in 2020 were calculated using the Binomial Tree model. The inputs into the model are as follows:

	2019	2020
Weighted average share price (HK$)	1.10	0.26
Weighted average exercise price (HK$)	1.10	0.26
Expected volatility	75.86%	87.11%
Risk free rate	1.40%	0.27%
Expected dividend yield	0.00%	0.00%

The total fair values of the share options granted in 2019 and 2020 were at amount of approximately HK$7,914,000 and HK$4,014,000 respectively. During the year ended 31 December 2019 and 2020, an amount of approximately HK$8,283,000 and HK$4,028,000 respectively were recognised as equity-settled share option expense.

The Group recognised equity-settled share-based payment expenses at a total of HK$8,283,000 and HK$4,028,000 respectively, included in which of HK$Nil was recognised immediately as accelerated vesting due to the cancellation of share options for the year ended 31 December 2019 and 2020 in relation to share options granted by the Company in the prior years.

During the year ended 31 December 2019, none of the share options were lapsed due to termination of a consultant and none of the share options were cancelled under the 2012 Share Option Scheme.

During the year ended 31 December 2020, 1,200,000 of the share options were lapsed due to termination of a consultant and 14,940,000 of the share options were cancelled under the 2012 Share Option Scheme.

36.	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

(a)	Acquisition of subsidiaries

(i)	On 5 March 2019, the Group obtained control of Chengdu Yilaike by acquiring the 100% issued share capital of Chengdu Yilaike for a total consideration of RMB1 which is comprised of a cash consideration RMB1. Chengdu Yilaike was engaged in Big Data Centre Services during the year of acquisition. The acquisition is for the purpose of expanding Group ’ s contribution in big data service markets and the anticipated future operating synergies from the combination.

The fair value of the identifiable assets and liabilities of Chengdu Yilaike acquired as at its date of acquisition is as follows:

Net assets acquired:	HK$'000
Prepayments, deposits and other receivables	702
Bank and cash balances	82
Trade and other payables	(645)
Other tax assets	935
1,074
Gain on bargain purchase	(1,074)
-
Satisfied by:

Cash (in RMB1)	-

Total consideration transferred	-

Net cash inflow arising on acquisition:
Cash consideration paid (in RMB1)	-
Cash and cash equivalents acquired	(82)
(82)

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

Chengdu Yilaike contributed approximately Nil and HK$1,749,000 to the Group’s revenue and loss for the year respectively for the period between the date of acquisition and the end of year 2019.

If the acquisition had been completed on 1 January 2019, total Group revenue for the year ended 31 December 2019 would have been HK$69,074,000, and loss for the year ended 31 December 2019 would have been HK$32,686,000. The proforma information is for illustrative purposes only and is not necessarily an indication of the revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on 1 January 2019, nor is intended to be a projection of future results.

(ii)	On 22 November 2019, the Group obtained control of Sichuan Lecaiyuntian by acquiring the 100% issued share capital of Sichuan Lecaiyuntian for a total consideration of RMB13,426,000 which is comprised of a cash consideration approximately RMB13,426,000. Sichuan Lecaiyuntian was engaged in Big Data Centre Services during the year of acquisition. The acquisition is for the purpose of expanding Group's contribution in big data service markets and the anticipated future operating synergies from the combination.

The fair value of the identifiable assets and liabilities of Sichuan Lecaiyuntian acquired as at its date of acquisition is as follows:

Net assets acquired:	HK$'000
Property, plant and equipment	110
Intangible assets	4,598
Trade receivables	23,187
Prepayments, deposits and other receivables	11,423
Bank and cash balances	3,195
Trade and other payables	(37,185)
Current tax liabilities	(203)
Deferred tax liabilities	(1,150)

3,975
Goodwill	10,948

14,923
Satisfied by:
Cash	14,923

Total consideration transferred	14,923
Net cash outflow arising on acquisition:
Cash consideration paid	14,923
Cash and cash equivalents acquired	(3,195)
11,728

The goodwill arising on the acquisition of Sichuan Lecaiyuntian is attributable to the anticipated profitability of the distribution of the Group’s services in the big data services markets and the anticipated future operating synergies from the combination.

Sichuan Lecaiyuntian contributed approximately HK$32,723,000 and HK$2,890,000 to the Group’s revenue and profit for the year respectively for the period between the date of acquisition and the end of year 2019.

If the acquisition had been completed on 1 January 2019, total Group revenue for the year ended 31 December 2019 would have been HK$173,573,000, and loss for the year ended 31 December 2019 would have been HK$28,526,000. The proforma information is for illustrative purposes only and is not necessarily an indication of the revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on 1 January 2019, nor is intended to be a projection of future results.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

(b) Changes in liabilities arising from financing activities

The following table shows the Group’s changes in liabilities arising from financing activities during the year:

				Total
				liabilities
		Amount due	Amount due	from
	Lease	to a related	to holding	financing
	liabilities	company	company	activities
	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2019	-	-	39	39
Change in cash flows	(3,741)	11,380	(38)	7,601
Non-cash changes
- impact of first adoption of IFRS 16	7,857	-	-	7,857
- Interest charges	323	-	-	323

At 31 December 2019 and 1 January 2020	4,439	11,380	1	15,820
Change in cash flows	(4,425)	(10,913)	(1)	(15,339)
Non-cash changes
- additions	7,081	-	-	7,081
- interest charges	295	-	-	295
- rental concession	(833)	-	-	(833)
- exchange differences	39	-	-	39

At 31 December 2020	6,596	467	-	7,063

37.	CAPITAL COMMITMENTS

The Group’s capital commitments at the end of the reporting period are as follows:

	2019	2020
	HK$'000	HK$'000
Property, plant and equipment Contracted, but not provided for	75,788	33

38.	RELATED PARTY TRANSACTIONS

(a)	Compensation of key management personnel of the Group:

	2019	2020
	HK$'000	HK$'000
Fees, salaries, allowances, bonus and benefits in kind	4,682	4,479
Pension scheme contributions	31	34
Equity-settled share-based payment expense	4,501	2,519
	9,214	7,032

Further details of directors’ and chief executive’s emoluments are included in note 11 to the consolidated financial statements.

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

39. STATEMENT OF FINANCIAL POSITION OF THE COMPANY

	2019	2020
	HK$'000	HK$'000
NON-CURRENT ASSETS
Property, plant and equipment	3,554	4,821
Investments in subsidiaries	2	2
Right-of-use assets	3,258	5,497
Equity investments at fair value through other comprehensive income	5,140	5,057

	11,954	15,377
CURRENT ASSETS
Loan receivables	49,718	-
Prepayments, deposits and other receivables	5,209	2,640
Amount due from subsidiaries	246,994	327,350
Cash and cash equivalents	42,802	19,248

	344,723	349,238
CURRENT LIABILITIES
Accruals and other payables	1,617	1,171
Lease liabilities	3,345	2,760
Amount due to subsidiaries	8,967	25,030
Amount due to holding company	1	-
Amount due to related parties	-	462

	13,930	29,423
NET CURRENT ASSETS	330,793	319,815
TOTAL ASSETS LESS CURRENT LIABILITIES	342,747	335,192
NON-CURRENT LIABILITIES
Lease liabilities	-	2,984
	-	2,984
NET ASSETS	342,747	332,208
EQUITY
Share capital	31,586	37,902
Reserves	311,161	294,306

TOTAL EQUITY	342,747	332,208

LOTO INTERACTIVE LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWO YEARS ENDED 31 DECEMBER 2019 AND 2020

40.	EVENTS AFTER THE END OF THE REPORTING PERIOD

(a)	On 12 January 2021, the Group and a shareholder (the “JV Partner”) of a non-wholly owned subsidiary (“JV Company”), holding 49% of the equity interest in the JV Company, entered into a repurchase agreement, pursuant to which the JV Partner shall repurchase the shares of the JV Company held by the Group at the total repurchase price in the amount of US$2 million.

(b)	On 28 January 2021, the Group and Holding Company entered into a subscription agreement, pursuant to which Holding Company has agreed to subscribe for, and the Company has conditionally agreed to allot and issue an aggregate of 169,354,839 shares (the “Subscription Share”) at the price of HK$0.62 per Subscription Share.

(c)	On 28 January 2021, the Group and two parties (the “Seller”), who hold 49% equity interest of Ganzi Changhe Hydropower, entered into an acquisition agreement (the “Acquisition Agreement”), pursuant to which the Group has agreed to purchase and the Sellers have conditionally agreed to sell the 49% equity interest of Ganzi Changhe Hydropower for a cash consideration of RMB88.2 million (equivalent to approximately HK$105.8 million) in accordance with the terms and conditions of the Acquisition Agreement.

41.	APPROVAL OF FINANCIAL STATEMENTS

These consolidated financial statements were approved and authorised for issue by the board of directors of the Company on 30 April 2021.